Mail Stop 3561

May 26, 2006

Robert B. Catell
Chairman and Chief Executive Officer
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201

> **Re:** **KeySpan Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 28, 2006**
> **File No. 1-14161**

Dear Mr. Catell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file a form of your proxy card.

Cover Page

2. Please identify the persons making the proxy solicitation. Refer to Item 4 of Schedule 14A.

Questions and Answers About the Annual Meeting and the Merger, page 1

3. Please discuss the aggregate consideration to be received in the merger. We note that on page 28 it appears that National Grid will pay $7.4 billion in cash for your outstanding shares and will assume $4.2 billion in debt.

Summary, page 4

Opinion of our Financial Advisor, page 6

4. Please quantify the fees to be paid to Lazard.

Interests of the Company's Directors and Executive Officers in the Merger, page 6

5. Please quantify the aggregate numbers of restricted stock, performance shares, and options and the aggregate amount of cash payments.

Regulatory Approvals, page 7

6. We note that you intend to seek approvals and consents. Please update this information as appropriate to state whether these filings have been made or when you anticipate you will make these filings. If any approvals or consents have been received, then please revise to state this fact. Similarly, please revise the disclosure on page 39.

7. Please revise, here and on page 39, to describe the material contractual consents that you must obtain from non-governmental and quasi-governmental entities. In this regard, we note the material agreements with the Long Island Power Authority.

Other Annual Meeting Proposals, page 10

8. Please briefly describe the stockholder proposal.

Other Business; Adjournments, page 15

9. We note your disclosure that proxy holders will use discretionary authority to vote shares on adjournments of the meeting to solicit additional votes. Please note that an adjournment of a meeting to solicit additional votes is a substantive, rather than incidental, action that can not be approved through the exercise of discretionary authority. If you would like proxy holders to be able to vote on adjournment, please include a separate proposal describing the procedures for adjourning or postponing a meeting and include an appropriate box on the proxy card.

Legal Proceeding, page 17

    10. Please describe the Roy Kay fraud.

The Merger

Background of the Merger, page 19

    11. Please substantially revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please also revise so that it is clear how the final structure and terms were reached. Describe the "potential business combination structures," "transaction economics," "strategic alternatives," "regulatory considerations, pricing concerns, possible synergies," and specific advantages, disadvantages and benefits that were discussed during the negotiations. How did a proposal have less "economic value?"

    12. We note that on January 12, 2005, Mr. Catell met with Dr. Roger Urwin. Please identify the person who initiated contact.

    13. Please identify the members of management at the meetings held on June 23rd, July 8th, and November 22nd and 28th.

Reasons for the Merger and Recommendation…, page 24

    14. We note that the first four reasons for recommending the merger are vague and unclear. Please revise to describe each factor in more detail and discuss how each factor impacted your decision to recommend the transaction. Please also quantify the factors, if applicable.

    15. We note that in the eleventh bullet you describe the limited closing conditions and the low risk of non-satisfaction as reasons for recommending the merger; however, in the fifteenth bullet you describe the risks of obtaining the necessary approvals and the possibility that the merger may not be consummated. Please revise to clarify the reason for recommending the merger, and present any negative factors with the bulleted list of risks.

Opinion of Lazard, page 26

    16. Please provide us with copies of any materials prepared by Lazard in connection with its fairness opinion, including draft opinions, reports or appraisals provided to your board of directors and any summaries of presentations made to your board of directors, such as the financial, economic and market data, and discount studies. To the extent the materials listed above differ from the

opinions, reports or appraisals delivered to the board of directors, please describe them in your disclosure.

17. Please state, either here or in Annex B, that Lazard has reviewed and consented to the summary of its opinion in the proxy statement.

Dividend Discount Analysis, page 30

18. Please revise to explain how Lazard selected the equity discount rate, dividend growth rate range and expected dividend per share value. Please expand the disclosure to provide the data that resulted in the implied equity reference value range per share of $29.25 to $38.25.

Sum of the Parts Valuation Analysis, page 32

19. Please revise to explain how Lazard selected the various multiples and values. Please also expand the disclosure to provide the data that resulted in the implied equity reference value range per share of $34.75 to $44.50.

Discounted Cash Flow Analysis, page 33

20. Please describe the forecasts and how Lazard analyzed the present value of the "unlevered free cash flows" to obtain the implied equity values.

The Merger Agreement, page 42

21. Please provide us with a list that briefly identifies the contents of all omitted schedules or similar supplements to the merger agreement.

Representations and Warranties, page 44

22. We note the disclaimer that appears on pages 45 and 46: "[y]ou should be aware that these representations and warranties…may or may not be accurate as of the date they were made and do not purport to be accurate as of the date of this proxy statement." Please revise so that the language does not create the impression that investors may not rely on the disclosure in the proxy statement. Please confirm your understanding that you are responsible for considering whether additional specific disclosure of material information is required.

Annex B. Opinion of Lazard Freres

23. We note the limitations on reliance by shareholders in the penultimate paragraph on page B-2. Because it is inconsistent with the disclosures relating to the

opinion, please delete the limitation. Alternatively, disclose the basis for Lazard's belief that shareholders cannot rely upon the opinion to support any claims against it arising under applicable state law (e.g., the inclusion of an express disclaimer in an engagement letter). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also, disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, disclose that the availability of such a state law defense to the financial advisor would have no effect on the rights and responsibilities of either financial advisor or the board of directors under federal securities laws.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mario Ponce, Esq.
        Simpson Thacher & Bartlett LLP
        Fax: (212) 455-2502